Dechert LLP 1900 K Street, N.W. Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax Matthew Carter PARTNER MATTHEW.CARTER@DECHERT.COM +1 202 261 3395 DIRECT +1 202 261 3184 FAX

February 11, 2026

Via EDGAR

Division of Investment Management

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attn:	Ms. Meghan Ryan

   Ms. Melissa McDonough

Re:	North Haven Private Income Fund A LLC (File No. 814-01654)

Dear Ms. Ryan:

On behalf of North Haven Private Income Fund A LLC (the “Company”), set forth below are the Company’s responses to the verbal comments provided by the Staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a telephone conversation on January 8, 2026 between Ms. Meghan Ryan and Ms. Melissa McDonough of the Staff and Matthew Carter and Rachel Schuman Harney of Dechert LLP, outside counsel to the Company, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (File No. 814-01654), filed with the SEC on March 4, 2025 (the “Form 10-K”). Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Form 10-K.

For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the responses of the Company.

1.

Comment: The Company discloses the weighted average yield on debt and income-producing investments. Please also disclose the weighted average yield based on the total investments of the Company not excluding non-income producing securities. This comment applies to any other areas of the document that disclose a yield excluding non-income producing securities.

Response: The Company undertakes to include the requested disclosure in future SEC filings.

February 11, 2026 Page 2

2.

Comment: Please disclose the amount of income generated that is non-recurring and describe the impact of non-recurring fees on earnings and/or yield in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” or in the consolidated financial statements.

Response: The Company undertakes to include the requested disclosure in future SEC filings.

3.

Comment: In future reports, please update disclosure related to the expense support and conditional reimbursement agreement to match the disclosure in the Company’s registration statement on Form 10 that was filed with the SEC on September 1, 2023, as amended, which states that “No Reimbursement Payment for any calendar month will be made if our Operating Expense Ratio . . . at the time of such Reimbursement Payment is greater than the Operating Expense Ratio at the time the Expense Payment was made to which such Reimbursement Payment relates.”

Response: The Company undertakes to include the requested disclosure in future SEC filings.

4.

Comment: Please confirm if any of the loans held by the Company are unitranche loans (i.e., co-lending arrangements). “Last out” lenders bear a greater risk in exchange for higher interest rates. Please include disclosure in the financial statements so readers of the financial statements understand the risks of associated with such investments. With respect to any co-lending relationships, please supplementally advise the Staff of the following: (i) whether the Company has any specific accounting policies it applies to co-lending arrangements; (ii) how the valuation of these investments take into account the payment prioritization and/or payment waterfalls; (iii) the impact of such arrangements on the calculation of interest income under the effective interest method; and (iv) whether any of the co-lenders under these arrangements are affiliates of the Company.

Response: The Company respectfully advises the Staff that as of December 31, 2024, as well as September 30, 2025, it did not hold any investments in loans that were bifurcated within the tranche in terms of payment priority. To the extent investments in the “last out” portion of tranched first lien loans were to comprise a material portion of the Company’s investment portfolio in the future, the Company will include risk disclosure in its future SEC filings to inform investors of the risks associated with such “last out” positions.

5.

Comment: The Staff notes that the disclosure of “Net investment income (loss) per unit (basic and diluted)” is included on the consolidated statements of operations. Please consider removing the disclosure of “Net investment income (loss) per unit (basic and diluted)” from the consolidated statements of operations pursuant to ASC 260-10-45.

Response: The Company undertakes to revise the disclosure as required by ASC 260-10-45 in future SEC filings.

* * * * * *

February 11, 2026 Page 3

Should you have any questions regarding this letter, please contact me at (202) 261-3395 or by email at matthew.carter@dechert.com.

Sincerely,

/s/ Matthew J. Carter
Matthew J. Carter

cc:	Michael Occi, North Haven Private Income Fund A LLC

Orit Mizrachi, North Haven Private Income Fund A LLC

David Pessah, North Haven Private Income Fund A LLC

Thomas J. Friedmann, Dechert LLP

William J. Bielefeld, Dechert LLP